[RIVERNORTH CAPITAL MANAGEMENT LETTERHEAD]

January 24, 2014

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C.  20549

Re:

Response to Staff Comments on RiverNorth Funds (“Registrant”) Post-Effective Amendment No. 24 (333-136185; 811-21934)

Included below is a summary of the comments you provided to Marc Collins via telephone on January 14, 2014 related to Post-Effective Amendment No. 24 filed by the Registrant on November 29, 2013.  Each comment is followed by the Registrant’s response.  It is anticipated that the Registrant will file a post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933 to incorporate your comments and make other updating changes to the Prospectuses and Statements of Additional Information.

RIVERNORTH EQUITY OPPORTUNITY FUND

Prospectus

Comment 1 – You requested that the Registrant provide written responses to the Staff's comments via EDGAR correspondence.  Additionally to the extent that a comment is applicable to multiple sections of the prospectus or statement of additional information, or applicable to both funds, changes are made in all applicable sections and documents.

Response 1 – This letter serves as response to all comments made by the Staff.  Revisions that may be applicable to the funds, or additional series of the Registrant, are signified by responses referring to “the Funds”, in plural.

Comment 2 – You requested that the Funds’ previous names be referenced parenthetically on the cover of the prospectuses and statements of additional information.

Response 2 – The requested changes have been made to both Funds’ prospectuses and statements of additional information.

Comment 3 – In the summary prospectus, under the heading Fees and Expenses of the Fund, you noted that the Fee Table had omitted updated data. You requested that the Registrant provide an updated table for the Staff’s review prior to the effective date of the Post-Effective Amendment.

Response 3 – The Registrant has provided the Staff updated Fee Tables for both Funds via email correspondence.

Comment 4 – In the summary prospectus, under the heading Fees and Expenses of the Fund, you noted that because certain fees and expenses waived or reimbursed by the Funds’ investment adviser were subject to recoupment, they are not appropriately identified as “waived” fees.  You requested that the Registrant identify these fees as “deferrals” or “deductions” and make similar changes throughout the prospectus.

Response 4 – The Registrant has revised the prospectuses to reference “fee deferral” rather than “fee waiver”.

Comment 5 – In the summary prospectus under the heading Principal Investment Strategies, because of multiple references to investing in underlying funds, you requested that the Registrant review the risk disclosures and other disclosures in the prospectuses and statements of additional information to determine that there are adequate notices regarding the duplication of fees resulting from the investment in underlying funds.

Response 5 – The Registrant has reviewed the risk disclosure and, in conjunction with the disclosure regarding acquired fund fees and expenses in the Fee Table, has determined that the disclosures are adequate.

Comment 6 – In the summary prospectus, under the heading Principal Investment Strategies, in the first paragraph there is reference to investing at least 80% of the Fund's net assets plus borrowings for investment purposes in equity securities.  You requested that the Registrant confirm that for purposes of compliance with this requirement, the Registrant will look to the underlying funds’ investments to determine if they qualify as equity securities. In other words, if an underlying fund invest less than 50% of its assets in equity securities, you requested the Registrant confirm that such underlying fund would not be counted as an equity investment for purposes of Rule 35d-1.

Response 6 – The Registrant can confirm that for purposes of compliance with Rule 35d-1, only underlying funds that invest primarily (over 50%) in equity securities will be counted toward the 80% requirement.

Comment 7 – In the summary prospectus, in the section entitled Principal Investment Strategies, in the last two sentences of the third paragraph in that section, you noted references to affiliated closed-end funds. You requested that the Registrant confirm the fund does not currently invest in affiliated closed-end funds.

Response 7 – The Registrant can confirm that the Funds do not invest in affiliated closed-end funds.

Comment 8 – In the summary prospectus, in the section entitled Principal Investment Strategies, in the fourth paragraph of that section, you requested that the Registrant review and consider revisions to the last sentence to make the sentence clearer.

Response 8 – The Registrant has revised the sentences in question.

Comment 9 –In the summary prospectus, in the section entitled Principal Investment Strategies, in the fifth paragraph, you noted there are references to the Fund’s ability to invest direct in equity and debt securities. You requested that the registrant identify more clearly the types of debt securities in which the Fund may invest. If direct investments in equity and debt securities are not principal investment strategies, you requested that the disclosure be moved to the statutory prospectus, or more appropriately, to the Statement of Additional Information.

Response 9 – The Registrant has made the requested changes.

Comment 10 – In the summary prospectus, in the section entitled Principal Investment Strategies, in the fifth paragraph, you noted reference to American Depository Receipts (ADRs).  If investment in ADRs is a principal investment strategy, you requested that the Registrant disclose whether investment would be made in sponsored or unsponsored ADRs and include appropriate risk disclosures in the Principal Risk Section of the prospectus.

Response 10 – Revisions have been made to the Principal Investment Strategies section to disclose the Funds may invest in sponsored and unsponsored ADRs.

Comment 11 – In the summary prospectus, in the section entitled Principal Investment Strategies, in the sixth paragraph, you noted disclosure regarding the Funds’ investment in total returns swaps. You requested that the Registrant should review the Securities and Exchange Commission’s letter to the Investment Company Institute dated July 30, 2010 regarding derivatives-related risk disclosures by investment companies.  You requested that the registrant confirm its disclosures conform to the guidance provided in that letter.

Response 11 – The Registrant has reviewed the 2010 ICI letter and has determined that the disclosures regarding the Funds’ use of total return swaps adequately discloses the risks appurtenant to the total return swap specifically utilized by the Funds.

Comment 12 –In the summary prospectus, in the section entitled Principal investment Strategies, in the sixth paragraph regarding the total return swaps, in the third to the last sentence of that section, you requested that the term “underlying asset" be changed to ”reference asset".

Response 12 – The requested changes have been made.

Comment 13 – In the summary prospectus, in the section entitled Principal Investment Strategies, in the sixth paragraph regarding total return swaps, you noted the last sentence refers to the Funds’ borrowings policy. You requested that this sentence be removed from the sixth paragraph and included as a new paragraph.

Response 13 – The requested changes have been made.

Comment 14 – In the summary prospectus, in the section entitled Principal Risks, under the subheading Swap Risk, you requested that the Registrant confirm its registration or reliance on an exemption from registration with the Commodities Futures Trading Commission as a Commodity Pool Operator.

Response 14 – Disclosure confirming that each Fund of the Registrant has filed an exemption under CFTC Rule 4.5 and remains eligible to rely on the exemption appears in each Fund’s statement of additional information.

Comment 15 –In the summary prospectus, in the section entitled Principal Risks, under the subheading Swap Risk you noted that the Registrant has stated that the degree to which the Fund may invest in these instruments is not limited. You requested that the Registrant provide additional information regarding this disclosure, including whether the Fund's entire portfolio could be subject to a total return swap.

Response 15 – The maximum notional amount of the one existing total return swap agreement related to the Registrant is $50,000,000, aggregate among all the funds (registered and unregistered) advised by the investment adviser, or 10% of the assets of RiverNorth Core Opportunity Fund.  RiverNorth Core Opportunity Fund is currently the only series of the Registrant that has a total return swap agreement in place.   The other series of the Registrant may participate in the future on similar terms, with an aggregate among all the series being the maximum notional amount.  Payments under the existing total return swap require settlement at the end of every month, or anytime the total amount owed exceeds $250,000.  Because the terms of any additional total return swaps may vary, specific details have not been provided, but the Registrant has provided more details regarding the nature of total return swap generally.

Comment 16 – In the statutory prospectus, under the heading Other Information About the Fund, you noted that the Fund may change its investment objective without shareholder approval only after giving advance notice of the change to shareholders. You requested clarification that such notice would be provided in writing to shareholders.

Response 16 – A change has been made to reflect the fact that written notice will be given to shareholders before a change in the Funds’ investment objectives.

Comment 17 – In the statutory prospectus, under the heading Other Information About the Fund, in the second paragraph, you noted the disclosure regarding when the Fund may invest in cash or cash equivalents. Specifically with regard to the phrase “when investment opportunities are limited", you questioned whether such an instance is truly a temporary defensive position and requested that the paragraph be clarified.

Response 17 – The paragraph has been revised to reflect that a limited investment opportunity set itself is not sufficient to justify a temporary defensive position, rather a limited investment opportunity set would likely result from the previously mention situations.

Comment 18 – In the statutory prospectus, under the heading How to Buy Shares, under the subheading Opening an Account, specifically with regard to the disclosure regarding anti-money laundering, you requested that the Registrant affirm that the Fund has appointed an anti-money laundering compliance officer.

Response 18 – Disclosure has been added to indicate that the Registrant has designated an Anti-Money Laundering Compliance Officer.

RIVERNORTH EQUITY OPPORTUNITY FUND

Statement of Additional Information

Comment 19 –In the Statement of Additional Information, under the heading Additional Information About the Fund’s Investments, under the subheading Futures Contracts, you requested the Registrant review the disclosure and if a principal strategy, verify that the relevant disclosures are included in the prospectus, rather than being limited to the Statement of Additional information.

Response 19 – With regard to the RiverNorth Equity Opportunity Fund, investment in futures contracts is not a principal strategy so disclosure only in the Statement of Additional Information is deemed by the Registrant to be appropriate.  With regard to the RiverNorth Managed Volatility Fund, investment in futures contracts is a principal strategy and relevant information is contained in the prospectus.  The Statement of Additional Information provides additional information that may, or may not, be useful to investors.  Accordingly, the Registrant has opted to not make a change to the nature or location of the disclosures.

Comment 20 –  In the Statement of Additional information, under the heading Additional Information About the Fund’s Investments, under the subheading Futures Contracts, you requested that the Registrant confirm its registration, or reliance on an exemption from registration, with the Commodities Futures Trading Commission as a Commodity Pool Operator.

Response 20 – See the response to Comment 14 above.

Comment 21 – In the Statement of Additional information, under the heading Investment Restrictions, under the subheading Fundamental Investment Limitations, specifically referencing restrictions 1 and 2, you requested that at the next appropriate time, the Registrant consider revising the disclosures to be clearer regarding the Fund’s compliance with Investment Company Release 10666 and borrowings.  You acknowledged that such a change would require shareholder approval.

Response 21 – The Registrant acknowledges the comment and will consider the suggested revisions in the event the Funds are required to seek shareholder approval for other matters.

Comment 22 – In the Statement of Additional information, under the heading Investment Advisory and Other Services, under the subheading Portfolio Managers, you requested that the Registrant disclose whether the Board has reviewed and approved policies specifically related to the side-by-side management of funds and the allocation of investment opportunities among the funds.

Response 22 – Revisions to the disclosure have been made to include the statement “under policies approved by the Board of Trustees” when referencing the Funds’ policies on side-by-side management and trade allocations.

Comment 23 – In the Statement of Additional information, under the heading Investment Advisory and Other Services, under the subheading Portfolio Managers, you requested that the Registrant disclose whether portfolio managers’ bonuses are based on outperformance of a prescribed benchmark and if so, how the benchmark was selected.

Response 23 – Performance bonuses are paid to portfolio managers based on the overall performance of the adviser, not the performance of a specific fund relative to a benchmark.  However, the Funds’ outperformance relative to their peers and benchmarks will likely result in high overall performance of the adviser.  But to the Staff’s specific comment regarding adding disclosure about performance benchmarks, additional disclosure does not seem appropriate or necessary.

Comment 24 – In the Statement of Additional Information, under the heading Brokerage Allocation and Other Practices, you requested that the Registrant disclose whether any of the research services provided by brokers falls outside the safe harbor of Section 28(e).

Response 24 – The research provided by brokers with whom the Funds may trade is generally incidental, in that the Funds are not “paying up” for that research and it is provided to the adviser regardless of the volume of trading done with the broker.  Accordingly, although not traditional soft dollar research, anything received from brokers would be generally classified as falling within the safe harbor of Section 28(e).

Comment 25 – In the Statement of Additional information, under the heading Brokerage Allocation and Other Practices, you had several questions about the disclosures related to affiliated brokers and the allocation of trades to affiliates.

Response 25 – The Funds no longer have an affiliated broker-dealer so the paragraphs referencing the Funds’ Rule 17e-1 procedures and an affiliated broker-dealer are being deleted.  The removal of the paragraphs should resolve the Staff’s multiple comments and questions.

Comment 26 – In the Statement of Additional information, under the heading Disclosure of Portfolio Holdings, you requested the Registrant identify the other third-parties to whom the Registrant has an ongoing arrangement to release portfolio holdings.

Response 26 – The Registrant has provided additional detail regarding parties with whom the Funds have ongoing arrangements to disclose portfolio holdings information.

RIVERNORTH MANAGED VOLATILITY FUND

Statement of Additional Information

Comment 27 – In the Statement of Additional Information, under the heading Additional Information About the Fund’s Investments, under the subheading U.S. Government Securities, you requested the Registrant consider revisions to the disclosure to incorporate the risks and resulting impact of a credit downgrade of government securities.

Response 27 – The Registrant has added additional disclosure in response to the Staff’s request.

The Registrant acknowledges that:

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the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the proposed edits or responses to your comments, please feel free to contact me at 312.445.2251.

Regards,

/s/ Marc Collins

Marc Collins

General Counsel, RiverNorth Capital Management, LLC

Chief Compliance Officer, RiverNorth Funds